June 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 03-08

Washington, D.C. 20549

Attention:  George F. Ohsiek, Jr.

Re:          Haggar Corp. [File No. 0-20850]

Form 10-K for the Fiscal Year Ended September 30, 2004

Filed December 10, 2004

Form 10-Q for the Quarter Ended December 31, 2004

Filed February 9, 2005

Dear Mr. Ohsiek:

Haggar Corp. (the “Company”) respectfully submits the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in a comment letter dated May 25, 2005 (the “Comment Letter”).  For your convenience, we have repeated in bold print each comment of the Staff exactly as it appears in the Comment Letter and provided our response below each comment.

Form 10-K for the Fiscal Year Ended September 30, 2004

1.                                      We have reviewed your response to comment 6 in our letter dated April 18, 2005 and note your proposed disclosure that “[t]he Company records its best estimate of margin allowances, returns, co-operative advertising and rebates at the later of the date at which the related revenue is recognized or the date at which the allowance is offered to the customer.”  We are unclear as to why returns are recognized at the later of the date at which the related revenue is recognized or the date at which the allowance is offered.    Please clarify the disclosure accordingly.  Please also revise the disclosure to clarify the circumstances under which margin allowances, cooperative advertising allowances, and rebates are offered to customers at dates other than the time of sale and revenue recognition.  Show us how the revised disclosure will read.

Response:

In response to your comment, we have modified our revenue recognition policy disclosure to clarify the timing of recording an allowance for estimated returns and the circumstances under which margin allowances, cooperative advertising allowances and rebates are offered to customers at dates other than the time of sale and revenue recognition.  The revised disclosure is stated in Exhibit A.

 Form 10-Q for the Quarter Ended December 31, 2004

Item 4.  Controls and Procedures, page 21

2.                                      We have reviewed your response to comment 14 in our letter dated April 18, 2005.  Please provide footnote disclosure in your next filing on Form 10-Q regarding the error corrections you recorded in the fiscal quarter ended December 31, 2004.  The disclosure should indicate the nature of each of the errors you identified, how and when you discovered the errors, the individual and net impact of the errors on your historical, and the individual and net impact of correcting the errors on the year to date results of operations.  Refer to paragraph 37 of APB 20.  The disclosure should also indicate that management has not restated the historical results because it believes the errors to be quantitatively and qualitatively immaterial on an individual and net basis.  Please show us how the disclosures will read.

Response:

We will disclose in the notes to the consolidated financial statements of the Form 10Q for the quarter ended June 30, 2005, our disclosure on the error corrections the Company recorded in the fiscal quarter ended December 31, 2004.  The disclosure is stated in Exhibit B.

In submitting these responses, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

•                  Any Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings.

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses above, please direct them to me at (214) 956-4325.

Respectfully submitted,

/s/ John W. Feray
John W. Feray
Chief Accounting Officer

Exhibit A

Revenue Recognition

Revenue from the sale of products is recognized upon the transfer of title and risk of ownership to customers.  Revenue from sales at the Company’s retail stores is recognized when goods are sold to customers.  The Company also negotiates various allowances with retailers, including margin allowances, returns, rebates, co-operative advertising, and slotting allowances.  The Company accounts for these types of customer allowances as follows:

Margin Allowances

The Company has historically provided allowances to its customers to assist in meeting margin expectations and to maintain or establish long-term customer relationships. To determine the adequacy of margin allowance reserves, as reflected on the financial statements, the Company periodically reviews potential customer obligations for all product shipped through the date of the financial statements. These amounts are evaluated customer-by-customer based on the Company’s historical experience of product sell-through and retailer performance, current market conditions, the strategic importance of the customer’s ongoing business relationship and any past deductions taken by the customer. Settlements of customer allowance arrangements are periodically compared to the Company’s original estimates to enhance the Company’s ability to predict customer support levels in subsequent seasons. Margin allowance arrangements are recorded as a deduction to net sales generally at the date at which the related revenue is recognized. However, changes to the Company’s best estimate or new margin allowance arrangements may occur after the date at which the related revenue is recognized based on product performance at the retail level for the Company’s customers and other factors.  These arrangements are recorded as a deduction to net sales in the period the estimate is revised or the new margin allowance arrangement.

Returns Allowances

The Company records an allowance for estimated returns, based on historical experience, as a deduction to net sales on the date the related revenue is recognized.

Rebate Allowances

Rebates are upfront agreements offered to customers based on the purchase of specified quantities of products at specified prices.  Rebate allowances are recognized as a deduction to net sales on the date the related revenue is recognized.

Co-operative Advertising Allowances

Support for customers’ advertising activities, product presentation or other promotions are considered deductions to net sales unless such support relates to advertising material the Company could obtain independently, which is recorded as advertising expense, provided the expense does not exceed the fair value of such services.  The co-operative advertising allowances are recorded to either net sales or advertising expense on the date the related revenue is recognized.

Slotting Allowances

Slotting allowances are negotiated agreements with customers to obtain space for the Company’s products on customers’ store shelves.  Slotting allowances are recognized as a deduction to net sales.  The Company recognizes slotting allowances in the period in which such allowances are offered to customers.

Exhibit B

In connection with the financial statement close process for December 31, 2004, the Company’s management identified two accounting errors related to prior reporting periods.  The first error was an understatement of inventory at September 30, 2004, resulting from utilization of incorrect finished goods inventory overhead factors at such date.  This error was corrected in the quarter ended December 31, 2004 and resulted in an overstatement of cost of sales of $760,000 for the quarter ended December 31, 2004.  The second error was an understatement of the customer allowances reserve at September 30, 2004.  This error was also corrected in the quarter ended December 31, 2004, and it resulted in an overstatement of net sales of $773,000 for the quarter ended December 31, 2004.  Management believes that the impact of these errors was not quantitatively or qualitatively material on an individual and net basis to the prior period or the quarter ended December 31, 2004.  Therefore, prior period results have not been restated and the errors corrections were recorded in the quarter ended December 31, 2004.